UBS Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Tammie Lee
Associate General Counsel
Tel: 212/882 5572
Fax: 212/882 5472
April 21, 2017
Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	UBS Relationship Funds (the "Trust")
File No. 811-09036

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, following are the responses to the comments with regard to the Post-Effective Amendment No. 66 to the Trust's Registration Statement on Form N-1A (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 29, 2016 pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended.  Each comment is summarized below, followed by the Trust's response to the comment.  As discussed, responses that implicate revisions to the disclosure documents will be incorporated into the amendment to be filed on May 1, 2017.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Parts A and Part B
1.
Comment.  Please consider what, if any, disclosure regarding contingent convertible securities is appropriate for inclusion in the Funds' Parts A and Part B.  If such securities are a principal investment strategy for a Fund, please include a corresponding risk.  Please also explain, supplementally, the amount the Fund invests in contingent convertible securities.

Response. The Trust believes its current disclosure regarding contingent convertible securities is appropriate.  The UBS High Yield Relationship Fund may invest up to 10% of its assets in contingent convertible securities, and all other Funds limit their investments in contingent convertible securities to under 5% of their assets. The Trust notes disclosure in the Part A for UBS High Yield Relationship Fund under the heading "Principal investments" and "More about the Fund's principal strategies" disclosing the Fund's ability to invest in contingent convertible securities, and corresponding risk disclosure under the heading "More about risks."
Parts A
All Funds
2.
Comment.  Please confirm that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, as required by Item 5(b) of Form N-1A.

Response.  The Trust confirms that the portfolio managers listed in the Part A are jointly and primarily responsible for the day-to-day management of the Fund's portfolio.
3.	Comment. Please confirm, supplementally, how derivative instruments are valued for purposes of each Fund's 80% policy, as applicable, and for purposes of calculating each Fund's net asset value.
Response. The value of derivative instruments is calculated for purposes of the Fund's 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund's valuation policies and procedures for purposes of determining the Fund's net asset value.

4.	Comment. Please remove the following language per the plain English requirements of Rule 421 under the Securities Act of 1933, as amended ("1933 Act"):
The Fund may~~, but is not required to,~~ use exchange-traded or over-the-counter ("OTC") derivative instruments for risk management purposes or as part of the Fund's investment strategies.
Response. The Trust respectfully declines this comment.
UBS-HALO Emerging Markets Equity Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic Loan Relationship Fund, UBS High Yield Relationship Fund and UBS U.S. Treasury Inflation Protected Securities Relationship Fund
5.	Comment. Please add a reference to "junk bonds" following the first mention of "below investment grade" or "non-investment grade" securities in "High yield bond risk."
Response.  The requested change will be made.
UBS Credit Bond Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic Loan Relationship Fund, UBS High Yield Relationship Fund and UBS U.S. Treasury Inflation Protected Securities Relationship Fund
6.	Comment. Please provide, supplementally, whether there are plans to make the Funds operational.
Response.  There are no immediate plans to make the Funds operational.
UBS Global Securities Relationship Fund, UBS-HALO Emerging Markets Equity Relationship Fund, UBS International Equity Relationship Fund and UBS U.S. Equity Alpha Relationship Fund
7.	Comment. Please revise the title of "limited capitalization risk" to "small- and mid-capitalization risk."
Response.  The requested change will be made. The Trust notes that UBS Global Securities Relationship Fund has been liquidated and will be deregistered.

UBS Global Securities Relationship Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS High Yield Relationship Fund and UBS U.S. Treasury Inflation Protected Securities Relationship Fund
8.
Comment.  Please add "Mortgage- and asset-backed securities risk" to the risks listed pursuant to Item 4 of Form N-1A. Alternatively, please list such risk under a separate subheading to indicate the risk is not a principal investment risk.

Response.  The Trust has added "Mortgage- and asset-backed securities risk" to the risks listed pursuant to Item 4 of Form N-1A for UBS Opportunistic Emerging Markets Debt Relationship Fund and UBS High Yield Relationship Fund. The Fund respectfully declines this comment with respect to UBS U.S. Treasury Inflation Protected Securities Relationship Fund and confirms that investments in mortgage- and asset-backed securities are not a principal investment strategy for the Funds.  The Fund notes that this risk is listed under the heading "More about risks," which address risks of the Fund that are additional to those considered principal investment risks under the Funds' Item 4 disclosure. UBS Global Securities Relationship Fund has been liquidated and will be deregistered.
UBS Global Securities Relationship Fund
9.
Comment.  With respect to the Fund's ability to invest in passively managed investment vehicles, do these vehicles include unregistered investment companies?  If so, how much does the Fund invest in unregistered investment companies?

Response.  UBS Global Securities Relationship Fund has been liquidated and will be deregistered.
10.
Comment.  Please remove the following language per the plain English requirements of Rule 421 under the 1933 Act:

The Fund may invest in passively managed investment vehicles, including~~, but not limited to,~~ index funds and exchange-traded funds, in order to gain exposure to the major asset classes in which the Fund invests.

    Response. UBS Global Securities Relationship Fund has been liquidated and will be deregistered.

11.
Comment.  In accordance with Investment Company Act Release No. 24828, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response. UBS Global Securities Relationship Fund has been liquidated and will be deregistered.
12.
Comment.  Please add high yield bonds to the Fund's principal strategy disclosure, or remove "high yield bond risk" from the Fund's risks if such investments are not considered a principal investment strategy.

Response.  UBS Global Securities Relationship Fund has been liquidated and will be deregistered.
UBS-HALO Emerging Markets Equity Relationship Fund
13.
Comment. Please add the qualifier "primarily" or "significantly" before "derived" in the following sentence with respect to the Fund's definition of securities economically tied to emerging market countries for the purposes of determining the securities included in the Fund's 80% policy:

Securities tied economically to emerging market countries include securities on which the return is derived from issuers in emerging market countries, such as total return swap contracts and total return swap index contracts.

    Response.  The requested change will be made.
14.	Comment. Please disclose the market capitalization sizes in which the Fund may invest.
Response. The Trust notes the following disclosure under the heading "Principal Investments":
     The Fund may invest in stocks of companies of any size.

UBS International Equity Relationship Fund
15.
Comment.  Please add the qualifier "primarily" or "significantly" after "investing" in the following sentence with respect to the Fund investing in securities economically tied to a number of countries through the world:

The Fund maintains an international portfolio by investing in issuers that are economically tied to a number of countries throughout the world, including both developed and emerging markets.

    Response. The requested change will be made.
UBS U.S. Equity Alpha Relationship Fund
16.	Comment. Under the heading "Principal strategies," please define "alpha" and what it means for investors.
Response. The term "alpha" in the Fund's name refers to the Fund's strategy to capture the difference in the performance of an actively managed asset class to the appropriate market index, due to security selection.  In the "Principal Strategies" section of the Fund's Part A, the Fund's "alpha" strategy is currently described.  As indicated in that section, in constructing the Fund's portfolio, the Advisor uses both quantitative and fundamental analysis to identify securities that are underpriced and overpriced relative to their fundamental value.  The Advisor buys securities "long" for the Fund's portfolio that it believes are underpriced and will outperform, and sells securities "short" that it believes are overpriced and will underperform.  The Fund will add the following underlined disclosure:
     This active management process is intended to produce superior performance relative to the benchmark (the difference of which is "alpha").
17.	Comment. Under "Short sales risk," please remove the word "theoretically."
Response.  The requested change will be made.
UBS Credit Bond Relationship Fund
18.
Comment.  Under the heading "Principal investments – Maturity/duration," please provide an example of duration, using at least a 10 year duration period given the Fund's ability to invest in securities of any maturity.

Response.  The requested change will be made.
UBS Global Corporate Relationship Fund
19.
Comment.  In accordance with Investment Company Act Release No. 24828, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response.  The Trust notes the following disclosure on page A-2:

                    The Fund intends to invest in securities of issuers from at least three countries and approximately 15% to 60% of its assets will normally be invested in
                     US securities.

UBS Opportunistic Emerging Markets Debt Relationship Fund
20.
Comment.  With regard to the third and fifth bullet points under the heading "What is an emerging market security?" please explain the appropriateness of criteria being based on the location of the issuer's physical assets and principal place of business to show economic ties to emerging market countries.

Response.  The Fund believes that an issuer that has its physical assets located in emerging market counties or its principal place of business in an emerging market country is exposed to the economic fortunes and risks of such emerging market country because, by virtue of its physical assets or principal place of business being in the emerging market country, the issuer is subject to the general economic environment of such emerging market country, including the rise and fall of the issuer's revenues and costs associated with changes in such country's regulation and the transportation, real estate, insurance, employment and consumer markets, among others.  These criteria are consistent with the criteria identified by the SEC in the adopting release for Rule 35d-1 that would suggest that the Fund's assets are exposed to the economic fortunes and risks of the country (see footnote 24 of the adopting release).

UBS Opportunistic Loan Relationship Fund
21.	Comment. Please reconcile the reference to "junk loans" under the heading "Principal investments" with the reference to "junk bonds" under "High yield bond risk."
Response.  The disclosure will be revised.
Part B
22.
Comment.  On page B-54, please remove the exception to the investment restriction of UBS International Equity Relationship Fund permitting the Fund to purchase obligations issued or guaranteed by the US government, its agencies or instrumentalities or by foreign governments or their political subdivisions, or by supranational organizations in excess of 25% of the value of the total assets of the Fund.

Response.  Due to the nature of the Fund's investors, the Fund is unable to establish the quorum required to change the investment restriction. As disclosed in the Part B, the Fund currently does not concentrate, and, in the future does not intend to concentrate, in obligations issued or guaranteed by foreign governments or their political subdivisions, or by supranational organizations. The Fund agrees to include a proposal to remove such restriction at the time of its next shareholder meeting.
Please do not hesitate to contact Jamie M. Gershkow, Esquire at (215) 564-8543 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Tammie Lee
Tammie Lee
Vice President and Assistant Secretary
UBS Relationship Funds